UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE ESTÉE LAUDER COMPANIES INC.
(Name of Issuer)

CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

CHRISTOPHER C. ANGELL, ESQ. PATTERSON BELKNAP WEBB & TYLER LLP 1133 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036-6710 (212) 336-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4

1	Name of Reporting Person. Jane A. Lauder
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) Not applicable
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 112,380 (SEE ITEM 5)
	8	Shared Voting Power 21,971,614 (SEE ITEM 5)
	9	Sole Dispositive Power 112,380 (SEE ITEM 5)
	10	Shared Dispositive Power 21,971,614 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,083,994
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 8.5% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D is the first amendment to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 3, 2010, (the “Schedule 13D”). This Amendment No. 1 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

On July 4, 2013, 7,603,256 shares of Class B Common Stock of the Issuer (the “Distributable Shares”) held by two trusts for the benefit of the Reporting Person became distributable to the Reporting Person.  On November 12, 2013, the Reporting Person directed the transfer of the Distributable Shares to the Jane A. Lauder Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor (“JL Revocable Trust”).

Item 4.  Purpose of Transaction

The disposition was made to the JL Revocable Trust for estate planning purposes pursuant to a letter of instruction from the Reporting Person.

Additionally, the Reporting Person has plans to purchase 275,000 shares of Class B Common Stock of the Issuer from another stockholder for investment purposes in the next 60 days. The Reporting Person does not currently have any other plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Person reserves the right to change its plan at any time, as it deems appropriate, and accordingly the Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise.  Any decision by the Reporting Person to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

Item 5.  Interest in Securities of the Issuer

(a) The responses of the Reporting Person to Row (11) through (13) of the cover pages of this Statement are incorporated herein by reference.  As of November 12, 2013, the Reporting Person beneficially owned 22,083,994 shares of Class A Common Stock as follows: 18,605 shares of Class A Common Stock held directly by her; 93,775 shares of Class A Common Stock underlying exercisable options held directly by her; 17,161,020 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the Jane A. Lauder Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor (“JL Revocable Trust”); 4,810,594  shares of class A common stock via her indirect holding of the same number of Class B Common Stock as a co-trustee of the 2008 Descendants Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 22,083,994 shares of Class A Common Stock, which would constitute 8.5% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 112,380 shares of Class A Common Stock and the 21,971,614 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 12.7% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock outstanding as of October 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.  The Reporting Person has sole voting and dispositive power with respect to the following: the 112,380 shares of Class A Common Stock held directly by her.  The Reporting Person, as a co-trustee of the 2008 Descendants Trust, has shared voting and dispositive power with respect to the 4,810,594 shares of Class B Common Stock owned by the 2008 Descendants Trust.  Richard D. Parsons, as the sole trustee of the JL Revocable Trust, has sole voting and dispositive power with respect to the 17,161,020 shares of Class B Common Stock owned by the JL Revocable Trust.  The Reporting Person, as grantor of the JL Revocable Trust, has the power to amend and revoke the trust and to direct certain distributions.

(c) The Reporting Person received 4,415 shares of Class A Common Stock on October 31, 2013 (of which 2,467 shares were withheld for tax purposes) from the vesting of certain restricted stock units.  The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

(d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 112,380 shares of Class A Common Stock held directly by her.  The Reporting Person, as a co-trustee of the 2008 Descendants Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,810,594 shares of Class B Common Stock owned by the 2008 Descendants Trust.  Richard D. Parsons, as the sole trustee of the JL Revocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,161,020 shares of Class B Common Stock owned by the JL Revocable Trust.  The Reporting Person, as a beneficiary of the JL Revocable Trust, has the right to receive such amounts of income and principal from the JL Revocable Trust as she shall request or as the trustee of the JL Revocable Trust shall deem advisable.

(e)  Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 2: Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 3: Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 4: Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**

Exhibit 5: Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 6: Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 7: Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**

Exhibit 8: Amendment No. 7 to the Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009). **

Exhibit 9: List of Parties to the Stockholders’ Agreement.  (filed as Exhibit 9 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on June 3, 2010)**.

Exhibit 10: Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 11: First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**

Exhibit 12: Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**

Exhibit 13: Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 14: Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

Exhibit 15: Power of Attorney (filed as Exhibit 10 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on June 3, 2010).**

Exhibit 16: Transfer Agreement (filed as Exhibit 16 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on June 3, 2010).**

** Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2013

/s/ Catherine Schmidt, as attorney in fact
Jane A. Lauder, by Catherine Schmidt, as attorney-in fact

EXHIBIT INDEX

Exhibit 1: Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 2: Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 3: Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 4: Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**

Exhibit 5: Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 6: Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 7: Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**

Exhibit 8: Amendment No. 7 to the Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009). **

Exhibit 9: List of Parties to the Stockholders’ Agreement.  (filed as Exhibit 9 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on June 3, 2010)**.
Exhibit 10: Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 11: First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**

Exhibit 12: Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**

Exhibit 13: Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 14: Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

Exhibit 15: Power of Attorney (filed as Exhibit 10 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on June 3, 2010).**

Exhibit 16: Transfer Agreement (filed as Exhibit 16 to the Reporting Person’s General Statement of Beneficial Ownership on Schedule 13D, filed on June 3, 2010).

** Incorporated herein by reference